Exhibit 99.2

STUDENT TRANSPORTATION INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation Inc., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended September 30, 2016. These financial statements can be found on SEDAR at www.sedar.com. As an SEC issuer (as defined under applicable Canadian securities laws), Student Transportation Inc.’s financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”). The information in this Management’s Discussion and Analysis of the Financial Condition and Results of Operations is effective November 9, 2016. Additional information about, and the Annual Information Form filed by, Student Transportation Inc., is also available on SEDAR at www.sedar.com.

All references to “$” or “US$” are to U.S. dollars and all references to “Cdn $” are to Canadian dollars. All references to the Company are to either Student Transportation Inc. or to STI and its subsidiaries, as the context requires. Unless the context requires otherwise, references to years are to the Company’s fiscal year ended June 30.

Forward-Looking Statements

Certain statements in this Management’s Discussion and Analysis (“MD&A”), including without limitation in the sections of this MD&A entitled “Results of Operations”, “Liquidity and Capital Resources” and “Subsequent Events” are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding the Company’s revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and negative forms thereof, suggesting future outcomes or events.

These forward-looking statements reflect the Company’s current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis. Actual results may vary from the forward-looking statements. Specifically, forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to and incorporated by reference under the heading “Risk Factors” such as an inability to control the Company’s operating expenses, significant capital expenditures, the Company’s ability to retain or renew its customer contracts, find suitable business for acquisition and identify conversion opportunities and win bid contracts on profitable terms, the Company’s consolidated indebtedness and restrictive covenants related thereto, the Company’s ability to make payments on its convertible debentures, the Company’s acquisition strategy, increased industry competition and consolidation, reliance on certain key personnel, the possibility that a greater number of employees will join unions, rising insurance costs, a lack of insurance coverage for certain losses, new governmental laws and regulations, environmental requirements, seasonality of the industry in which the Company operates, any inability to maintain letters of credit and performance bonds, the termination of certain of the Company’s contracts for reasons beyond management’s control, uncertain risks associated with the Company’s oil and gas operations, the Company’s status as a public company, foreign private issuer and emerging growth company status for U.S. federal securities law purposes, reduced spending by school districts and governmental agencies, terrorism attacks, man-made or natural disasters, cyber terrorism and data security breeches and risks related to the Company’s capital structure. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this Management Discussion and Analysis are based upon what the Company believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as specifically required by applicable law.

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General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario. STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”). Management owns 100% of the Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”). No other classes or series of shares of STA Holdings are currently outstanding. Through its ownership of the Class A shares of STA Holdings STI holds a 97.0% interest in STA Holdings as at September 30, 2016. STI also owns 100% of the outstanding shares of Parkview Transit Inc. (“Parkview Transit”).

STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. (“STA, Inc.”), combined with Parkview Transit, is the third largest provider of school bus transportation services in North America.

STI’s common stock and convertible debentures are listed and trade on the Toronto Stock Exchange. Since September 2011, STI’s common stock has also listed and traded on the NASDAQ Global Select Market. Upon the approval of the Company’s Form 40-F registration statement by the U.S. Security and Exchange Commission in September 2011, the Company became a “foreign private issuers’ under applicable U.S. federal securities laws.

Convertible Debentures

On June 7, 2011, the Company issued US$ 6.25% convertible subordinated unsecured debentures (the “US$ 6.25% Convertible Debentures”) due June 30, 2018, at a price of US $1,000 per debenture, for total gross proceeds of $60.0 million. On September 19, 2016, the Company redeemed the US$ 6.25% Convertible Debentures in their entirety, (see Liquidity and Capital Resources-Convertible Debentures).

On November 12, 2013, the Company closed its offering of Cdn$ 6.25% convertible subordinated unsecured debentures due June 30, 2019 (the “Cdn$ 6.25% Convertible Debentures”), at a price of Cdn $1,000 per debenture, for total gross proceeds of $71.4 million (Cdn $75.0 million).

On August 16, 2016, the Company closed its offering of Cdn$ 5.25% convertible subordinated unsecured debentures due September 30, 2021 (the “Cdn$ 5.25% Convertible Debentures”), at a price of Cdn $1,000 per debenture, for total gross proceeds of $65.8 million (Cdn $85.0 million).

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The US$ 6.25% Convertible Debentures, the Cdn$ 6.25% Convertible Debentures and the Cdn$ 5.25% Convertible Debentures are collectively referred to as the “Convertible Debentures”. The net proceeds from the issuances of the Convertible Debentures were used to repay indebtedness under the senior credit facilities, which provided additional borrowing capacity, and for general corporate purposes.

During the first quarter of fiscal year 2017, approximately $0.1 million of the Company’s US$ 6.25% Convertible Debentures were converted into 6,736 shares of common stock. The remaining US$ 6.25% Convertible Debentures were repaid on September 19, 2016, (see “Liquidity and Capital Resource-Convertible Debentures”).

Each outstanding Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of US $9.50 per common share (the “US$ 6.25% Convertible Debenture Conversion Price”) which was equivalent to 105.2632 common shares for each US $1,000 principal amount of US$ 6.25% Convertible Debentures, at a conversion price of Cdn $9.05 per common share (the “Cdn$ 6.25% Convertible Debenture Conversion Price”) which is equivalent to 110.4972 common shares for each Cdn $1,000 principal amount of Cdn$ 6.25% Convertible Debentures and at a conversion price of Cdn $9.35 per common share (the “Cdn$ 5.25% Convertible Debenture Conversion Price”) which is equivalent to 106.9519 common shares for each Cdn $1,000 principal amount of Cdn$ 5.25% Convertible Debentures .

The US$ 6.25% Convertible Debentures were not redeemable prior to June 30, 2014. The Company had the right, at its option, to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, after July 1, 2014, but prior to June 30, 2016, on at least 30 days’ prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the US$ 6.25% Convertible Debenture Conversion Price. After June 30, 2016 and prior to maturity, the Company had the right, at its option, to redeem the US$ 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest. On September 19, 2016 the Company redeemed the remaining US$ 6.25% Convertible Debentures in their entirety, (see “Liquidity and Capital Resource-Convertible Debentures”).

The Cdn$ 6.25% Convertible Debentures are not redeemable prior to June 30, 2017. The Company will have the right, at its option, to redeem the Cdn$ 6.25% Convertible Debentures in whole or in part, from time to time, on or after June 30, 2017 but prior to June 30, 2018, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 6.25% Convertible Debenture Conversion Price. After June 30, 2018 and prior to maturity the Company will have the right, at its option to redeem the Cdn$ 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

The Cdn$ 5.25% Convertible Debentures are not redeemable prior to September 30, 2019. The Company will have the right, at its option, to redeem the Cdn$ 5.25% Convertible Debentures in whole or in part, from time to time, on or after September 30, 2019 but prior to September 30, 2020, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 5.25% Convertible Debenture Conversion Price. After September 30, 2019 and prior to maturity the Company will have the right, at its option to redeem the Cdn$ 5.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

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The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole by issuing and delivering common shares for each Cdn $1,000 principal amount of the Cdn$ 6.25% Convertible Debentures and the Cdn$ 5.25% Convertible Debentures. The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.

The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debenture indentures, to sell in the open market, to satisfy the Company’s obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

The Company must commence, within 30 days of a Change of Control (as defined in the Convertible Debentures indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon.

STI Common Shares

The Company renewed its normal course issuer bid (“NCIB”) on October 21, 2015. Pursuant to the notice, the Company is permitted to acquire up to a maximum amount of Common Shares equal to 8,403,185 Common Shares in the twelve month period commencing October 26, 2015 and ending on October 26, 2016, subject to the Company’s senior debt agreement requirements. The Company did not repurchase any shares under the NCIB during the first quarter of fiscal year 2017. During the first quarter of fiscal year 2016 the Company repurchased 140,067 shares, with a value of $0.6 million, pursuant to the NCIB that was in effect at the time.

On April 11, 2016, pursuant to a block trade, the Company acquired and cancelled the remaining 5.0 million shares held by SNCF-Participations (“SNCF-P”), formerly the Company’s largest shareholder, for approximately $23.5 million. SNCF-P had originally invested in the Company in 2008, and had sold 4.0 million shares in August 2015. In April 2016, SNCF-P also sold an additional 6.4 million shares through a combination of a private transaction and a separate sale to a bank syndicate. The disposal of shares by SNCF-P was part of their previously announced strategy to divest a group of transportation and logistics companies considered as “non-core assets” in their investment portfolio.

In September 2016, the Company issued 6,736 shares of stock having an approximate value of $0.1 million in connection with conversions of the Company’s US$ 6.25% Convertible Debentures, which were recorded as a non-cash financing activity. The remaining outstanding US$ 6.25% Convertible Debentures were redeemed on September 19, 2016 (see Liquidity and Capital Resources-Convertible Debentures).

During the 2016 fiscal year, the Company issued a total of 309,161 shares having an approximate value of $1.0 million in connection with the acquisition of the two transportation consulting and management services firms (see Liquidity and Capital Resources).

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Dividend Reinvestment Plan

The Company established a dividend reinvestment plan (the “Plan”) in May 2009 to enable eligible shareholders of the Company to reinvest dividends on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued directly from the treasury of STI at a price based on the volume weighted average of the Canadian dollar closing price of the common shares for the 5 trading days immediately preceding the relevant dividend date, less a 3% discount and converted into U.S. dollars at the daily Bank of Canada noon exchange rate posted on the last trading day of such 5 trading day period. Pursuant to the Plan, the Company issued 123,914 common shares during the three months ended September 30, 2016 which represent non-cash dividends having a value of $0.6 million. The Plan can be amended, suspended or terminated at any time, but such action would have no retroactive effect that would prejudice the interests of any participants.

Equity Incentive Plan – Class B Shares

The shareholders of the Company approved the adoption by STA Holdings of the Equity Incentive Plan (“EIP”) in December 2005. The shareholders also approved the initial allotment of Class B common shares available for issuance under the EIP in December 2005, with subsequent approvals of addition allotments in November 2008 and November 2012. The Class B Series Three common shares granted to management under the STA Holdings EIP are accounted for as a liability upon issuance, as a result of a “put” option they contain. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares. Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares will have an option to “put” up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant.

The Class B common shares granted are fully vested at the grant date. These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and dividends on the Class B common shares are recorded as a component of other expense (income), net in the consolidated statement of operations. The Company recorded an expense of $2.1 million and income of $1.0 million for the three months ended September 30, 2016 and 2015, respectively, associated with the change in fair value on the Class B common shares. The Company recorded $0.2 million in dividend payments on the Class B common shares for both the three months ended September 30, 2016 and 2015, which are recorded as a component of other expense (income), net in the consolidated statement of operations.

The Company entered into an equity hedge in April 2016 with a major Canadian bank to partially mitigate changes in the liability associated with the Class B shares outstanding pursuant to the Company’s EIP plan. The equity hedge has not been designated as a hedge for accounting purposes, therefore the changes in fair value of the equity hedge are recorded in the consolidated statement of operations. The Company recorded a non cash gain for the three months ended September 30, 2016, of $1.9 million in connection with the changes in fair value of the hedge, which is included in the consolidated statement of operations as a component of other income. The value of the equity hedge at September 30, 2016 represents an asset of $3.0 million all of which is recorded in other assets.

During the three months ended September 30, 2016, STA Holdings granted 606,346 Class B Series Three common shares pursuant to the EIP. The Company recognized $3.3 million in non-cash stock-based compensation expense related to these grants during the three months ended September 30, 2016. In connection with these grants, 200,495 shares were withheld at the election of the participants to satisfy income tax withholdings. The total number of Class B Series Three common shares outstanding as at September 30, 2016 was 2,462,622. The fair value of the Class B Series Three common shares outstanding at September 30, 2016 represents a liability of $14.8 million, of which $10.3 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance is recorded in Class B Series Three common share liability (see Subsequent Events).

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During the three months ended September 30, 2015, STA Holdings granted 176,705 Class B Series Three common shares pursuant to the EIP. The Company recognized $0.8 million in non-cash stock-based compensation expense related to these grants during the three months ended September 30, 2015. In connection with these grants, 79,775 shares were withheld at the election of the participants to satisfy income tax withholdings. Pursuant to the liquidity provision of the EIP plan, 37,005 Class B Series Three common shares were “put” back to the Company, having a fair value of $0.2 million during the three months ended September 30, 2015. The total number of Class B Series Three common shares outstanding as at September 30, 2015 was 1,651,156. The fair value of the Class B Series Three common shares outstanding at September 30, 2015 represents a liability of $6.6 million, of which $4.8 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance is recorded in Class B Series Three common share liability.

Results of Operations ($ in 000’s, except per share data)

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s seasonality, fuel prices, currency and leasing alternatives. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

	Three Months Ended
	September 30
	2016	2015

Revenues	$102,176	$93,383
Costs and expenses
Cost of operations	89,203	85,084
General and administrative	16,984	14,195
Non-cash stock compensation	3,323	803
Depreciation and depletion expense	4,927	5,000
Amortization expense	791	788
Impairment of oil and gas assets	224	-
Total operating expenses	115,452	105,870

Loss from operations	(13,276)	(12,487)
Interest expense	5,609	3,709
Foreign currency (gain) loss	(142)	64
Non-cash gain on US$ 6.25% Convertible
Debentures conversion feature	(190)	(6)
Other expense (income), net	834	(1,122)
Loss before income taxes and equity in net loss of unconsolidated investment	(19,387)	(15,132)
Equity in net loss of unconsolidated investment	-	(5)
Income tax benefit	(7,671)	(5,594)

Net loss	$(11,716)	$(9,543)
Basic and diluted net loss per common share	$(0.13)	$(0.10)

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Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is minimal school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompass the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to correspond with the vehicles’ usage. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company’s senior credit facility and through operating lease financings.

Market Fuel Price Exposure

In connection with the fuel exposure under the school district contracts, approximately 60% of such contracts include some form of fuel mitigation in connection with market fuel price increases, with approximately half of that reflecting the outright purchase of fuel by school district customers. In addition, we look to lock in an additional 20% of total fuel exposure with fixed price contracts. The final 20% of total fuel exposure is fully subject to market price variations.

The Company is exposed to changes in the market price of fuel on our school transportation contracts in the ordinary course of business. The Company continues to have fuel mitigation features in approximately 60% of its school transportation revenue contracts that provide some measure of protection against market fuel price increases, ranging from the outright purchase of fuel by school districts to fuel reimbursements associated with fuel price caps / collars and fuel escalators. So while the Company is still exposed to some price risk under some of these fuel mitigation features when market fuel prices increase, it also benefits to some extent with a decline in market fuel prices as well.

In addition to the contract mitigation features related to fuel in the revenue contracts, over the last several years the Company also endeavored to lock in an approximate 20% of its fuel exposure by entering into fixed price contracts with its fuel vendors on an annual basis, with the final approximate 20% of fuel exposure at risk and fully subject to market price fluctuations. The Company started to lock in the 20% of fuel exposure for fiscal 2016 in October through December 2014, when the price of fuel was approximately $60 per barrel.

In August and November 2015 the Company locked in approximately 15% of fuel exposure for the 2017 fiscal year. In July 2016, the Company locked in one third of the approximate 20% of its fuel exposure for the 2018 fiscal year.

Foreign Currency Translation Impacts on Financial Reporting

The Company’s financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. The Company’s reported results have been negatively impacted by the weakening of the Canadian dollar over the last few years in connection with the translation of the Canadian operations into U.S. dollar. These negative impacts are purely financial statement reporting impacts and have no effect on the Company’s Canadian dollar operating results. The results of the Company’s Canadian operations (revenues and expenses) are translated into U.S. dollars using the average exchange rate during the period. The average Canadian dollar / U.S. dollar exchange rates for the three months ended September 30, 2016 and 2015 were 1.3046 and 1.3087, respectively. Revenue for the three months ended September 30, 2016 was positively impacted by approximately $0.1 million as compared to the three months ended September 30, 2016 related to the change in exchange rates between the Canadian dollar and the U.S. dollar.

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Managed and Leased Fleet Business

The Company’s school transportation services have historically included managed services contracts. These transportation services are structured as management services contracts under which the Company manages the transportation for the school district and the school district continues to own the school bus fleet. In addition, since the fiscal year 2007 the Company has financed a portion of its growth and replacement school vehicles through operating leases. Such managed services contracts and leased vehicles require lower up front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet) and thus results in lower annual depreciation expense on an ongoing basis. Currently, leased and managed buses account for approximately 31% and 5%, respectively, of the Company’s fleet. The Company intends to review leasing alternatives on an annual basis based on the economics of the lease financing.

During the fiscal year ended June 30, 2016, the Company entered into additional operating leases with ten major financial institutions to lease approximately $58.3 million in replacement school vehicles and $22.0 million in growth school vehicles for the 2015-2016 school year. The term of these leases is six years at effective fixed rates in the range of 2.6% to 4.2%. Annual lease payments on these additional leases will approximate $11.3 million per year for the term of the leases.

During the three months ended September 30, 2016, the Company entered into additional operating leases with nine major financial institutions to lease approximately $36.9 million in replacement school vehicles and $10.5 million in growth school vehicles for the 2016-2017 school year. The term of these leases is six years at effective fixed rates in the range of 1.9% to 4.4%. Annual lease payments on these additional leases will approximate $6.5 million per year for the term of the leases.

Oil and Gas Interests

In January 2008, the Company closed the acquisition (the “Canadex Acquisition”) of all of the outstanding stock of Canadex Resources Limited (“Canadex”). Canadex was a transportation and energy company consisting of two separate business segments. The transportation segment represented school bus operations in Ontario, while the energy division held non-operating positions in oil and gas investments in the United States. The interests in oil and gas properties are held through Canadex’s wholly owned subsidiary, Canadex Resources Inc. (“CRI”). CRI invests as a non-operator in properties for the exploration and upstream production of crude oil, natural gas and condensates. It holds junior participations in approximately 500 wells primarily in Texas and Oklahoma, with a few located in Louisiana and Kansas in the United States. CRI’s co-investments with a range of operators provide flexibility to exploit a variety of exploration and development opportunities. The financial statements reflect the Company’s proportionate interest in the oil and gas activities as a non-operator. Canadex, through a series of amalgamations subsequent to the Canadex Acquisition, was renamed Parkview Transit Inc., which is a direct subsidiary of the Company.

The Company’s oil and gas revenues, on an annual basis, are approximately one quarter of one percent of consolidated Company revenues.

Three months ended September 30, 2016 Compared to Three months ended September 30, 2015

The Company’s core business is school bus transportation. As a result of the Canadex Acquisition, the Company has two reportable segments, school bus transportation and an oil and gas portfolio. The oil and gas portfolio represents approximately one-quarter of one percent of the Company’s revenue on an annual basis.

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The consolidated results for the first quarter of fiscal year 2017 include $0.3 million in oil and gas revenue, $0.2 million in related cost of operations, $0.2 million in depletion expense, $0.1 million in general and administrative expenses, $0.1 million gain on sale of wells and a $0.2 million non-cash impairment charge on the oil and gas assets as a result of the continued decline in fuel market prices. The consolidated results for the first quarter of fiscal year 2016 include $0.4 million in oil and gas revenue, $0.5 million in related cost of operations and $0.3 million in depletion expense. The revenue reduction for the first quarter of fiscal year 2017 compared to the first quarter of fiscal year 2016 was due to a reduction in both price and production, primarily related to the continued decline in fuel market prices.

The remaining discussion of the Company’s operating results through “Income from Operations” is related to the Company’s core school bus transportation segment. Discussion of items below “Loss from Operations” reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

Revenues: Revenues for school bus transportation for the first quarter of fiscal year 2017 were $101.9 million compared to $93.0 million for the first quarter of fiscal year 2016, representing an increase of $8.9 million, or 9.6%. Revenue for the first quarter of fiscal year 2017 was positively impacted by approximately $0.1 million related to the change in exchange rates between the Canadian dollar and the U.S. dollar from the first quarter of fiscal year 2016 to the first quarter of fiscal year 2017 in connection with the translation of the Company’s Canadian operations into U.S. dollars. In the first quarter of fiscal year 2017, the Company started operations on nine new bid contracts (two of which were tuck-ins to existing locations), one conversion contract and continued operations on the acquisition of the two transportation consulting and management services firms completed in the third quarter of fiscal year 2016. The Company did not renew five contracts for the fiscal year 2017.

The new conversion and bid-in contracts for fiscal year 2017 and the two acquisitions completed in third quarter of fiscal year 2016 , accounted for $6.6 million in new business growth in the first quarter of fiscal year 2017, which was partially offset by a $1.8 million revenue reduction resulting from the five contracts not renewed. The remaining $4.0 million increase in revenues resulted primarily from net increases in service requirements of existing contracts and contract rate increases.

Cost of Operations: Cost of operations for school bus transportation for the first quarter of fiscal year 2017 was $89.1 million as compared to $84.6 million for the first quarter of fiscal year 2016, representing an increase of $4.5 million or 5.3%. The new conversion and bid-in contracts for fiscal year 2017 along with the two acquisitions completed in the third quarter of fiscal year 2016, accounted for $4.8 million of the total increase in cost of operations which was partially offset by a $1.7 million reduction resulting from the five contracts not renewed. The remaining $1.4 million increase in cost of operations, net of new business and contracts not renewed for the first quarter of fiscal year 2017, resulted primarily from an increase in salaries and wages and operating costs, partially offset by a decrease in insurance costs and fuel expense. Salaries and wages, net of new business for the first quarter of fiscal year 2017, increased by $2.7 million primarily related to higher driver wages, maintenance wages and operations wages. As a percentage of revenue, driver wages increased to 37.5% in the first quarter of fiscal year 2017 from 37.0% in the first quarter of fiscal year 2016. Maintenance wages and operations wages remained the same at 6.5% and 7.2% of revenue, respectively, for the first quarter of fiscal year 2017 compared to the first quarter of fiscal year 2016. Operating expenses, net of new business for the first quarter of fiscal year 2017, increased $0.8 million due primarily to an additional year of vehicle leasing costs. Insurance costs, net of new business for the first quarter of fiscal year 2017, decreased $1.2 million primarily due to favorable liability insurance claims development. As a percentage of revenue, insurance costs decreased to 4.8% in the first quarter of fiscal year 2017 compared to 6.4% in the first quarter of fiscal year 2016. Fuel expense, net of new business for the first quarter of fiscal year 2017, decreased $1.0 million, primarily related to lower market prices. As a percentage of revenue, fuel decreased to 4.8% in the first quarter of fiscal year 2017 from 6.0% in the first quarter of fiscal 2016.

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General and Administrative Expense: General and administrative expense for school bus transportation for the first quarter of fiscal year 2017 was $16.9 million compared to $14.2 million for the first quarter of fiscal year 2016, an increase of $2.7 million or 19.0%. As a percentage of revenue, total general and administrative expense increased to 16.6% of revenue in the first quarter of fiscal year 2017 from 15.2% in the first quarter of fiscal year 2016. The increase in general and administrative expenses is due to the net new business for the first quarter of fiscal year 2017, combined with higher administrative compensation and professional fees.

Non-cash Stock Compensation: Non-cash stock compensation expense for the first quarter of fiscal year 2017 was $3.3 million as compared to $0.8 million for the first quarter of fiscal year 2016. The increase in non-cash stock compensation of $2.5 million resulted primarily from the timing of share grants in fiscal year 2017 (earlier issuance of shares in fiscal year 2017 compared to timing of share grants in fiscal year 2016) under the EIP, combined with an increase in the per share value of share grants for the first quarter of fiscal year 2017 compared to the first quarter of fiscal year 2016. The non-cash compensation expense of $3.3 million for the first quarter of fiscal year 2017 was related to the issuance of 606,346 Class B Series Three common shares of STA Holdings in the first quarter of fiscal year 2017. The non-cash compensation expense of $0.8 million for the first quarter of fiscal year 2016 was related to the issuance of 176,705 Class B Series Three common shares of STA Holdings in the first quarter of fiscal year 2016 (see Subsequent Events).

Depreciation Expense: Depreciation expense for school bus transportation was $4.7 million for both the first quarter of fiscal year 2017 and 2016. As a percentage of revenue, depreciation expense decreased to 4.6% for the first quarter of fiscal year 2017 from 5.1% for the first quarter of fiscal year 2016.

Amortization Expense: Amortization expense for school bus transportation was $0.8 million for both the first quarter of fiscal year 2017 and the first quarter of fiscal year 2016. As a percentage of revenue, amortization expense remained the same at 0.8% for both the first quarter of fiscal year 2017 and the first quarter of fiscal year 2016.

Loss from Operations: Loss from operations for school bus transportation was $12.9 million for the first quarter of fiscal year 2017 compared to $12.0 million for the first quarter of fiscal year 2016. The increase in loss from operations of $0.9 million resulted from the operating line items discussed above.

Interest Expense: Interest expense for the first quarter of fiscal year 2017 was $5.6 million compared to $3.7 million for the first quarter of fiscal year 2016. The increase in interest expense of $1.9 million was due to the write off the unamortized financing costs associated with the early redemption of the US$ 6.25% Convertible Debentures of $1.0 million and an additional $0.9 million in interest expense as a result of the increase in the average debt outstanding, for the first quarter of fiscal year 2017, compared to the first quarter of fiscal year 2016.

Foreign Currency (Gain) Loss: Foreign currency gain for the first quarter of fiscal year 2017 totaled $0.1 million compared to a foreign currency loss $0.1 million for the first quarter of fiscal year 2016. The increase in the foreign currency gain of $0.2 million results primarily from the gains realized upon the translation of the Company’s dividends into US dollars for the first quarter of fiscal year 2017, compared to the first quarter of fiscal year 2016.

Non-cash Gain on US$ 6.25% Convertible Debentures Conversion Feature: Non-cash gain on the US$ 6.25% Convertible Debentures conversion feature was $0.2 million for the first quarter of fiscal year 2017 compared to a non-cash gain of six thousand dollars for the first quarter of fiscal year 2016. The increase in the gain of $0.2 million was related to the extinguishment of the embedded conversion feature derivative that was associated with STI’s U.S. dollar denominated US$ 6.25% Convertible Debentures. The conversion feature on STI’s US$ 6.25% Convertible Debentures provided that the U.S. dollar denominated debentures could be converted at a U.S. dollar denominated strike price into common shares of the Issuer, a Canadian functional currency entity. Therefore, the conversion feature represented an embedded derivative that had to be bifurcated and accounted for separately. The embedded conversion feature was recorded at fair value in other liabilities at each reporting period end with changes in fair value included in the consolidated statement of operations.

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Other Expense (Income), Net: Other expense totaled $0.8 million in the first quarter of fiscal year 2017 compared to other income of $1.1 million in the first quarter of fiscal year 2016. The increase in other expense of $1.9 million consists primarily of the change in the Class B share value, gain and loss on disposal of assets, the change in the value of the equity hedge, and unrealized foreign currency gains and losses.

Loss before Income Taxes and Equity in Net Loss of Unconsolidated Investment: Loss before income taxes and Equity in Net Loss of Unconsolidated Investment was $19.4 million for the first quarter of fiscal year 2017 compared to $15.1 million for the first quarter of fiscal year 2016. The increase in loss of $4.3 million resulted primarily from, an increase in interest expense of $1.9 million, an increase in other expense of $1.9 million and in increase in the loss from operations of the school bus transportation segment of $0.9 million, partially offset by an increase in the foreign currency gain of $0.2 million and an increase in the gain on the US$ 6.25% Convertible Debenture conversion feature of $0.2 million.

Equity in Net Loss of Unconsolidated Investment: The Equity in Net Loss of unconsolidated investment of five thousand dollars, in the first quarter of fiscal 2016, represents the Company’s share of the earnings of a consulting and management services firm, an investment which the Company completed in the third quarter of fiscal year 2015 (see “Liquidity and Capital Resource-Acquisitions and Investments”). The Company purchased the remaining portion of the transportation consulting and management service firm during the third quarter of fiscal year 2016.

Net Loss: Net loss for the Company for the first quarter of fiscal year 2017 totaled $11.7 million, which included an income tax benefit of $7.7 million. Net loss for the first quarter of fiscal year 2016 amounted to $9.5 million, which included an income tax benefit of $5.6 million. The effective tax rates for the first quarter of fiscal year 2017 and the first quarter of fiscal year 2016 were 39.6% and 37.0%, respectively. The increase in the effective tax rate quarter over quarter was due primarily the mix of the statutory Canadian and U.S. tax rates and the apportionment of the Company’s income (loss) before income taxes resulting from the operations in each country. Basic and diluted net loss per common share was $(0.13) for the first quarter of fiscal year 2017 compared to $(0.10) for the first quarter of fiscal year 2016.

Liquidity and Capital Resources

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s ability to renew or refinance its various loan facilities as they become due. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

General

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. As schools are not in session, there is no school bus transportation revenue during this period. The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the school summer break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period. Replacement capital expenditures have historically been funded by a combination of borrowings on the Company’s senior credit facility and through operating lease financings. Investment capital spending for new bid and contract awards has historically been funded with proceeds from debt and equity financings along with operating lease financing and cash flow from operations. As the Company incurs operating losses during the first three months of the fiscal year, distributions are funded with non-operating cash flows for the first interim quarter of the fiscal year. The subsequent quarters of the fiscal year typically generate excess cash, as schools are in session and the majority of replacement capital expenditures and investment capital spending having occurred in the first quarter. Due to this seasonality, the Company views available cash flow on an annualized basis. The Company has historically funded its distributions with cash from operations on an annual basis.

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During the three months ended September 30, 2016, net cash used in operations totaled $28.7 million, which reflects a $20.0 million use of cash for net working capital. Cash taxes paid during the three months ended September 30, 2016 amounted to $0.9 million. The Company’s investing activities for the three months ended September 30, 2016 resulted in a use of cash of $23.0 million. Included in these investing activities were, (i) capital expenditures related to the new conversion and bid contracts for fiscal year 2017 of $14.5 million (which includes $0.2 million for oil & gas investments in new wells), (ii) $9.0 million in capital expenditures related to replacement capital spending, (iii) $0.5 million in proceeds from sale of equipment. The Company’s financing activities for the three months ended September 30, 2016 represented a source of cash of $48.4 million. Included in these financing activities were (i) $170.3 million in credit agreement borrowings and $78.7million in credit agreement repayments, (ii) $62.5 million in proceeds from the issuance of the Cdn$ 5.25% Convertible Debentures, (iii) $35.0 million in payments for the redemption of the Senior Secured Notes, (iv) $59.9 million in payments for the early redemption of the US$ 6.25% Convertible Debentures,(v) $9.5 million in dividend payments made and (vi) $1.4 million in financing fees.

Loan Facilities

On July 27, 2016 the Company entered into a Fourth Amended and Restated Credit Agreement (the “Credit Agreement”). The new amended credit facility increased the commitments to $340.0 million (US $290.0 million and Canadian $50.0 million), from the previous commitments of $225.0 million and extended the maturity date to July 27, 2021. The increase in the size of the facility resulted from the addition of two new lenders to the bank group and certain existing lenders increasing their commitments. The new amended facility also provides for a US $100 million “accordion feature”, which provides access to a larger facility should it be needed in the future. The loan facility is used to fund capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company used drawings under the credit agreement in part to repurchase the US $35.0 million Senior Secured Notes due November 10, 2016.

Borrowings under the Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the Credit Agreement. Base Rate Loans bear interest at the base rate, as defined in the Credit Agreement (3.50% at September 30, 2016), plus the applicable margin, which ranges from 0.50% to 1.25% depending on STA Holdings’ senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the Credit Agreement (0.524380% at September 30, 2016), plus the applicable margin, which ranges from 1.75% to 2.50% depending on STA Holdings’ senior leverage ratio on the pricing date.

The Company’s Senior Secured Notes (as defined below) consisted of $35.0 million of five year, fixed rate senior secured notes at a coupon of 4.246% and with a maturity date of November 10, 2016. The senior secured notes (“Senior Secured Notes”) were issued under a note purchase agreement with two Canadian insurance companies. The Senior Secured Notes ranked pari passu with borrowings under the Credit Agreement. On September 1, 2016, in accordance with the Note Purchase Agreement dated December 14, 2006, between the Company, Sun Life Assurance Company of Canada, London Life Insurance Company and Computershare Trust Company, N.A., the Company redeemed its Senior Secured Notes for $35.5 million in cash. The redemption amount was comprised of the principal amount of $35.0 million, plus interest and a make-whole payment totaling approximately $0.5 million in the aggregate.

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Borrowings under the Credit Agreement are collateralized by the unencumbered assets of Parkview Transit, STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Credit Agreement are guaranteed by each of STA Holdings’ subsidiaries and by Parkview Transit.

At September 30, 2016, debt outstanding under the Credit Agreement totaled $211.5 million, and the Company had approximately $126.4 million in borrowing availability under the loan facilities of the Credit Agreement, subject to continued covenant requirements (excluding the $100.0 million accordion feature in additional commitments the Company may request under the Credit Agreement). In addition, at September 30, 2016, outstanding debt included approximately $122.0 million in Convertible Debentures.

Convertible Debentures

During the fiscal years ended June 30, 2011 and 2014, and during the first quarter of fiscal year 2017 STI closed the Convertible Debentures offerings as discussed above under the heading “General”.

The US$ 6.25% Convertible Debentures had a seven year term, were denominated in U.S. dollars, were due and payable on June 30, 2018, and were callable by the Company beginning in July 2014 if certain conditions noted above, are met. On August 23, 2016, the Company announced that it called for the early redemption and settlement of the US$ 6.25% Convertible Debentures. Subsequent to announcement, approximately $0.1 million of the US$ 6.25% Convertible Debentures were converted into 6,736 shares of common stock. On September 19, 2016 the Company redeemed the remaining $59.9 million principal amount of US$ 6.25% US Convertible Debentures for cash in accordance with the Trust Indenture dated June 7, 2011, between STI and Computershare Trust Company of Canada governing the 6.25% US convertible unsecured debentures. In connection with the redemption, approximately $1.0 million in unamortized deferred financing costs were expensed in the three months ended September 30, 2016.

The Cdn$ 6.25% Convertible Debentures have a five and a half year term, are denominated in Canadian dollars, are due and payable on June 30, 2019, and are callable by the Company beginning in July 2017, if certain conditions noted above, are met. None of the holders have converted any of the Cdn$ 6.25% Convertible Debentures as of September 30, 2016. The Cdn$ 5.25% Convertible Debentures have a seven year term, are denominated in Canadian dollars, are due and payable on September 30, 2021, and are callable by the Company beginning in September 2019, if certain conditions noted above, are met. None of the holders have converted any of the Cdn$ 5.25% Convertible Debentures as of September 30, 2016.

The functional currency of STI is the Canadian dollar. The Cdn$ 6.25% Convertible Debentures and the Cdn$ 5.25% Convertible Debentures of STI are denominated in Canadian dollars. As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the Cdn$ 6.25% Convertible Debentures and the Cdn$ 5.25% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders’ equity. The US$ 6.25% Convertible Debentures of STI were denominated in U.S. dollars. As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars were considered transaction gains and losses, at the STI level, and were included in the consolidated statement of operations. On April 1, 2013, the Company put in place an intercompany loan associated with the payments of proceeds on the US$ 6.25% Convertible Debentures by STI to STA Holdings. This intercompany loan was denominated in U.S. dollars, bears interest at a rate of 6.25% per annum and has a set maturity date of June 30, 2018. As such, this intercompany loan was considered a short-term intercompany loan (as the loan is for a definite term), and unrealized gains or losses on re-measurement of the STI intercompany loan receivable were considered transaction gains or losses as STI’s functional currency is the Canadian dollar and were included in the consolidated statement of operations. The re-measurement gains and losses resulting from this intercompany loan offset re-measurement gains and losses resulting from the US$ 6.25% Convertible Debentures in the consolidated statement of operations. This intercompany loan was extinguished in September 2016, in connection with the redemption of the US$ 6.5% Convertible Debentures.

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The Company expects to be able to repay, renew or refinance its various loan facilities and Convertible Debentures as they become due with other long term financing options (see “Forward-Looking Statements”).

Leasing Arrangements

During the fiscal year ended June 30, 2016, the Company entered into additional operating leases with ten major financial institutions to lease approximately $58.3 million in replacement school vehicles and $22.0 million in growth school vehicles for the 2015-2016 school year. The term of these leases is six years at effective fixed rates in the range of 2.6% to 4.2%. Annual lease payments on these additional leases will approximate $11.3 million per year for the term of the leases.

During the three months ended September 30, 2016, the Company entered into additional operating leases with nine major financial institutions to lease approximately $36.9 million in replacement school vehicles and $10.5 million in growth school vehicles for the 2016-2017 school year. The term of these leases is six years at effective fixed rates in the range of 1.9% to 4.4%. Annual lease payments on these additional leases will approximate $6.5 million per year for the term of the leases.

Acquisitions and Investments

On March 11, 2015 a wholly-owned subsidiary of the Company made a non-controlling investment in a consulting and management services firm for cash consideration of $1.7 million. The Company has accounted for this investment under the equity method, in accordance with ASC- 323, Investments-Equity Method and Joint Ventures.

During January and February 2016, a wholly-owned subsidiary of the Company purchased the remaining interest in the transportation consulting and management services firm and acquired a second consulting services firm.  Combined, total consideration for both firms approximated $7.2 million, consisting of $6.2 million in cash and $1.0 million in common stock.  The Company had previously invested $1.7 million in March 2015, to acquire a non-controlling interest in the first transportation consulting and management service firm as discussed above.  Earnings of the acquired companies were included in the Company’s results of operations from the acquisition dates.

The Company intends to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that it is able to finance these from operating cash flows, available financing under our Credit Facility and the potential additional issuance of common shares and debt securities (see “Forward-Looking Statements”).

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Fuel Prices

The Company operates a fleet of approximately 14,000 vehicles as at September 30, 2016 and consumes substantial amounts of fuel for its operations. While the Company currently has fuel mitigation features in approximately 60% of its contracts that provide some measure of fuel protection against price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts, there is no assurance that it will be able to adequately protect itself from increases in such costs other than those contractually obligated. The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. As noted above, the Company also endeavors to lock in an additional 20% of its fuel exposure with fixed rate contracts, while the final 20% of fuel exposure is fully subject to market price variations. For fiscal year 2016, the Company entered into fixed price contracts with fuel vendors starting in October 2014 (the period of fiscal 2015 when market prices started to decline), for the approximately 20% of its fuel exposure locked in for fiscal year 2016. In August and November 2015, the Company locked in approximately 15% of its fuel exposure for fiscal year 2017. In July 2016, the Company locked in one third of the approximately 20% of its fuel exposure for the 2018 fiscal year.

Segment Information ($ in 000’s)

As a result of the Canadex Acquisition, the Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school bus and management services to public and private schools in North America. The oil and gas segment represents the Company’s investments as a non-operator in oil and gas interests in the United States.

	For the three months ended	For the three months ended
	September 30, 2016	September 30, 2015
Revenue
Transportation	$101,926	$92,968
Oil and gas	250	415
	$102,176	$93,383
Operating losses
Transportation	$(12,880)	$(12,045)
* Oil and gas	(396)	(442)
	(13,276)	(12,487)
Unallocated expenses	6,111	2,650
Tax benefit	(7,671)	(5,594)
Net loss	$(11,716)	$(9,543)

*The oil and gas operating results include an impairment charge of $0.2 million for the quarter ended September 30, 2016.

	As at	As at
Total Assets	September 30, 2016	June 30, 2016
Transportation	$585,044	$539,068
Oil and gas	5,654	6,108
	$590,698	$545,176

Commitments and Contractual Obligations

Commitments and contractual obligations primarily include obligations associated with outstanding indebtedness and lease obligations. The following table shows contractual obligations and commitments related to the outstanding indebtedness as of September 30, 2016 and the related payment by period due.

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Maturities of long-term debt are as follows ($ in 000’s):

	Fourth
	Amended
	Credit	Convertible
	Facility	Debentures	Total
Year ending June 30,
2017 (10/1/16-6/30/17)	$-	$-	$-
2018	-	-	-
2019	-	57,178	57,178
2020	-	-	-
2021	-	-	-
Thereafter	211,503	64,801	276,304
	$211,503	$121,979	$333,482

The following table represents future minimum rental payments and operating lease payments under non-cancelable operating leases as at September 30, 2016 ($ in 000’s):

	Operating	Vehicle
	Leases	Leases	Total
Year ending June 30,
2017 (10/1/16-6/30/17)	$11,773	$38,453	$50,226
2018	10,545	39,576	50,121
2019	7,746	35,299	43,045
2020	4,015	29,098	33,113
2021	2,184	18,025	20,209
2022 and thereafter	3,287	7,721	11,008
Total minimum payments	$39,550	$168,172	$207,722

If the operating leases for vehicles were treated as capital leases, the senior debt and total debt would approximate $370.3 million and $492.3 million, respectively as at September 30, 2016. Further, the senior debt to EBITDA ratio (as defined in the Credit Agreement and adjusted for capitalization of vehicle leases) would increase 1.4:1, and the total debt to EBITDA ratio would increase 1.0:1.

Outstanding Share Data

As at September 30, 2016, the Company had 92,034,165 issued and outstanding common shares, Cdn $75.0 million principal amount of Cdn$ 6.25% Convertible Debentures convertible into approximately 8.3 million common shares and Cdn $85.0 million principal amount of Cdn$ 6.25% Convertible Debentures convertible into approximately 9.1 million common shares. There are no preferred shares issued and outstanding. (see “Liquidity and Capital Resource-Convertible Debentures”).

Quantitative and Qualitative Disclosures About Market Risk

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s anticipated dividends. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

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In the normal course of business, the Company is exposed to market risks arising from adverse changes in interest rates and the Cdn$/US$ foreign currency exchange rate. Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. Except for the changes in the Cdn$/US$ foreign currency exchange rate during the first three months of fiscal year 2017, there have been no other material changes to the Company’s exposure to the above-mentioned market risks during the first three months of fiscal year 2017.

As at September 30, 2016, the Company’s material variable rate borrowings included the outstanding borrowings under the Credit Agreement. As at September 30, 2016, the Company had $211.5 million in outstanding indebtedness under the Credit Agreement. The Company has an interest rate swap in place for a notional amount of $50.0 million to swap the variable rate to a fixed rate for $50.0 million in borrowings under the Credit Agreement. (see “Liquidity and Capital Resource-Convertible Debentures”). A 100 basis point change in interest rates, applied to these net borrowings as at September 30, 2016 would result in approximately a $1.6 million annual change in interest expense and a corresponding change in cash flow.

The Cdn$ 6.25% Convertible Debentures due June 30, 2019 and the Cdn$ 5.25% Convertible Debentures due September 30, 2021 (collectively the “Convertible Debentures”) are denominated and payable, upon maturity, in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the principal payment of the Convertible Debentures upon maturity. The Company uses it cash flows from its Canadian operations to partially mitigate the exchange risk on the Convertible Debenture interest payments.

The Company is also exposed to changes in the market price of fuel in the ordinary course of business. As a partial mitigation of the impact of fuel price volatility on the Company’s results, approximately 60% of the Company’s revenue contracts have some form of mitigation against fuel price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. The Company, for fiscal year 2015, entered into fixed price contracts, in August of that fiscal year with fuel suppliers to cover the approximately 20% of its fuel exposure, prior to the decline in market prices that occurred in the October through December period of fiscal year 2015. For fiscal year 2016, the Company entered into fixed price contracts with fuel vendors starting in October 2014 (the period of fiscal 2015 when market prices started to decline), for the approximately 20% of its fuel exposure locked in for fiscal year 2016. In August and November 2015, the Company locked in approximately 15% of its fuel exposure for fiscal year 2017. In July 2016, the Company locked in one third of the approximately 20% of its fuel exposure for the 2018 fiscal year.

Summary of Quarterly Results ($ in 000’s, except per share data)

	2nd Qtr	3nd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr
	2015	2015	2015	2016	2016	2016	2016	2017

Revenues	$157,451	$156,314	$152,454	$93,383	$167,380	$173,241	$166,190	$102,176
Net income (loss)	$3,537	$1,893	$6,480	$(9,543)	$6,017	$3,769	$6,278	$(11,716)
Net income (loss) per share	$0.04	$0.02	$0.07	$(0.10)	$0.06	$0.04	$0.07	$(0.13)

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Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. As schools are not in session, there is minimal school bus transportation revenue during this period. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompass the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to correspond to the vehicle’s usage.

Internal Controls over Financial Reporting

We have evaluated our internal controls over financial reporting and determined that no changes were made in the Company’s internal controls over financial reporting during the three months ended September 30, 2016, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. Management is, however, continually monitoring and seeking to improve the Company’s infrastructure and controls.

Subsequent Events

As noted in the cautionary language concerning forward-looking disclosures under the heading “Forward-Looking Statements” in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company’s EIP and lease payments. Such statements involve known and unknown risks, uncertainties and other factors outside of management’s control, including the risk factors set forth in this management discussion and analysis that could cause results to differ materially from those described or anticipated in the forward-looking statements.

On October 1, 2016, STA Holdings granted 411,768 Class B Series Three common shares pursuant to the EIP. The Company will recognize non-cash stock-based expense related to these grants during the quarter ending December 31, 2016. In connection with the grants, 161,973 Class B Series Three common shares were withheld at the election of the participants to satisfy tax withholdings on the October 2016 grants. As such, 2,712,417 Class B Series Three common shares remained outstanding as at October 1, 2016.

On November 8, 2016, the Company’s shareholders approved two special business proposals at the Company’s 2016 Annual and Special Meeting of shareholders. The first special business proposal related to the approval of a new performance share grant plan of the Company (the “New PSG Plan”). The New PSG Plan will replace the EIP set up at the STA Holdings level. Under the New PSG Plan, participants will be eligible to receive performance share grant units from the Company (“PSG Units”) that are redeemable for common shares of the Company. The vesting of PSG Units will be based entirely upon the achievement of multiple pre-defined performance measures and, except in certain prescribed circumstances, the PSG Units will vest over a three-year period. The first redemption of PSG Units for common shares will occur in the 2018 fiscal year. The second special business proposal related to the approval for the issuance of up to 2.7 million common shares by the Company to the holders of Class B Series Three common shares of STA Holdings in exchange for all issued and outstanding Class B Series Three common shares (the “Share Exchange”). The Share Exchange will happen on or before February 28, 2017. Management expects that a smaller number of common shares (approximately 2.2 million) will be required to complete the Share Exchange as the Company anticipates a portion of the outstanding Class B Series Three common shares may be “put” back to the Company for cash pursuant to the liquidity provisions of the EIP prior to the date of the Share Exchange. Following the completion of the Share Exchange, all of the outstanding Class B Series Three common shares will be cancelled, and the Company will own 100% of the equity securities of STA Holdings.

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Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they may pertain to future events. Management bases these estimates on historical experience and on various other assumptions that it believes to be reasonable and appropriate. Actual results may differ significantly from these estimates. The following is a description of our accounting policies that we believe require subjective and complex judgments, and could potentially have a material effect on reported financial condition and results of operations.

Goodwill and Indefinite Lived- Intangibles. Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter.

When assessing goodwill impairment, the Company may at its option perform a qualitative assessment to first assess whether the fair value of a reporting unit is less than its carrying value. If the Company does not choose to perform a qualitative assessment, a two step impairment test is required. The Company first compares the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value exceeds the fair value, the carrying value is then compared to the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss will be recognized in the statement of earnings in an amount equal to the difference and the implied fair value of goodwill becomes the new carrying value of goodwill for that reporting unit which is then used in future impairment tests.

When assessing the impairment for trade names, if the carrying value exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess.

Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate.

Other identifiable intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives. Covenants not to compete are amortized on a straight-line basis over an estimated useful life of two to five years.

Impairment of Long-Lived Assets. Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company’s expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

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Insurance Reserves. The Company’s insurance reserves reflect the estimated deductible amounts the Company is responsible for under the workers’ compensation and vehicle liability insurance programs. Our insurance expense for these items is largely dependent on our claims experience and our ability to control such claims, the actuarial development of claims to their select ultimate, in addition to third party premiums/expenses associated with this coverage. We have recorded estimated insurance reserves for the anticipated losses on open claims under the workers’ compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience and development.

Stock Based Compensation. The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. The Class B common shares issued by STA Holdings under the EIP are fully vested on the grant date, and, as such, the Company recognizes compensation expense when the shares are issued. These shares are accounted for as a liability upon issuance and re-measured at fair value on a quarterly basis. Changes in fair value are recorded in the Consolidated Statement of Operations.

The Class B common shares are not traded in an active market and have certain restrictions on their transferability. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. The put option provides for a fair market value of Class B Series Three common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put. Stock based compensation expense associated with the issuance of Class B Series Three common shares is based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above.

Income Taxes. Income taxes have been computed utilizing the asset and liability approach, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to be in effect for the years in which those taxes are expected to be realized or settled. A valuation allowance is recorded to reduce deferred tax assets to the amount that is believed to be more-likely-than-not to be realized. The recorded deferred income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

The Company uses judgment in determining income tax provisions and in evaluating its tax positions under the accounting guidance for income taxes. Additional provisions for income taxes are established when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more-likely-than-not to be sustained upon examination by the applicable taxing authority. The Company and its subsidiaries are examined by various federal and state tax authorities. The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

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Accounting for Derivatives and Hedging Activities. The Company records its derivatives at fair value on the balance sheet, which requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the statement of operations or through other comprehensive income depending on the nature of the derivative instrument. The Company did not elect hedge accounting for any of its derivative financial instruments and therefore records all changes in fair value in the income statement.

Foreign Currency Translation: Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date. Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date. Gains and losses on translation of these items are considered transaction gain and losses and are included in the consolidated statements of operations in foreign currency (gain) loss.

The functional currency of STI and the Company’s Canadian operations is the Canadian dollar. The functional currency of the Company’s operations in the United States is the U.S. dollar. The Company’s financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. As a result, the assets and liabilities of the Company, and the Company’s Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation are deferred as a separate component of shareholders’ equity. The Cdn$ 6.25% Convertible Debentures and the Cdn$ 5.25% Convertible Debentures of STI are denominated in Canadian dollars. As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the Cdn$ 6.25% Convertible Debentures and the Cdn$ 5.25% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders’ equity. The US$ 6.25% Convertible Debentures of STI were denominated in U.S. dollars. As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the US$ 6.25% Convertible Debentures into Canadian dollars were considered transaction gains and losses, at the STI level, and were included in the consolidated statement of operations.

Foreign currency transactions gains and losses, related to short-term related intercompany loans are recorded in the Consolidated Statement of Operations as incurred. Foreign currency transaction gains and losses for intercompany loans that are considered long-term in nature are recorded in Accumulated Other Comprehensive Loss as incurred.

Oil and Gas Reserve Estimates. Estimates of oil and gas reserves in the consolidated financial statements are prepared through reserve engineering, which is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geographical, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

The Company’s reserve information is based on estimates prepared by independent oil and gas industry consultants. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions such as projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which may differ from actual results, reserve estimates may be different from the quantities of oil and gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.

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The present value of future net oil and gas revenues should not be assumed to be the current market value of the Company’s estimated oil and gas reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations. Reserve estimates can have a significant impact on earnings, as they are a key component in the calculation of oil and gas depreciation and depletion.

A downward revision in the reserve estimate could result in a higher depreciation and depletion charge to earnings. In addition, if the net capitalized costs are determined to be in excess of the calculated ceiling, which is based largely on reserve estimates, the excess must be written off as an expense charged against earnings.

Asset Retirement Obligations. The asset retirement obligation provision recorded in the consolidated financial statements is based on estimates of total costs for future restoration and abandonment of oil and natural gas wells and facilities, as well as estimates of when these costs will occur. The estimates are based on the Company’s net ownership interest in the wells. Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changing technology and political and regulatory environments.

Risk Factors

A discussion of general and specific risk factors that could affect our financial performance is found under the heading “Risk Factors” in our “Annual Information Form” for the fiscal year ended June 30, 2016, which is available on SEDAR at www.sedar.com and which section is incorporated herein by reference.

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